130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE
October 10, 2018	No. 18-16

Avalon Provides Progress Report on
Nechalacho Rare Earths Project, Yellowknife, NWT

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to provide a progress report on its 100% owned Nechalacho Rare Earths Project near Yellowknife, Northwest Territories (“Nechalacho” or “the “Project”), since announcing the reactivation of the Project on May 15, 2018. Concerns about security of supply of these critical elements are growing, as the trade dispute between China and the United States escalates. China still controls over 90% of global primary rare earth supply and investors well remember when China restricted rare earths exports in 2010 over a territorial dispute in the South China Sea.

Over the past four months, Avalon has successfully renewed its Land Use Permit and completed the perimeter survey of several contiguous mineral claims in order to bring them to lease. The lease application has been submitted and approval is expected by late October. Avalon completed a field program in September to conduct additional sampling in the area of the T-Zone and Tardiff Lakes Zones to begin assessing their potential as sources of neodymium and praseodymium (“Nd-Pr”) rich concentrates currently in high demand for magnet applications. Sampling was also done in the T-Zone to begin assessing the resource potential of widespread lithium mineralization occurring as the lithium mica polylithionite. Lastly, work continued on the independent scoping study on the East Arm-Yellowknife Road and hydro power infrastructure corridor.

The recent field program resulted in 41 drill core and rock samples and 80 biogeochemistry samples being shipped for analysis for rare earths and lithium. Analytical results are expected in early November. The rare earths in the high-grade sections of the North T-Zone are contained largely in the ore mineral bastnaesite, which has a relatively high rare earth content of around 24%, and may be easily concentrated by ore-sorting methods. Additional samples of the bastnaesite mineralization were collected for initial ore-sorting process testwork contemplated for this fall. Avalon plans to investigate the possibility of developing Nechalacho as a near-term, small-scale producer of Nd-Pr rich concentrates for export, potentially involving a low-cost mining, crushing and ore-sorting operation.

The South T-Zone is also known to contain lithium and rare earth mineralization, although the original exploration drilling in the 1980’s was focused on beryllium and no formal resource estimate was established for rare earths or lithium. Once the assays are received for the core samples from the North and South T-Zones, Avalon intends to update the resource estimate for rare earths and develop a new resource model for lithium in these two deposits.

Previous work by Avalon at Nechalacho focused on the heavy rare earth-rich Basal Zone deposit, which was the subject of the Company’s 2013 Feasibility Study. In the course of drilling the Basal Zone, very high grade Nd-Pr mineralization in bastnaesite was intersected near surface in the Tardiff Lakes area, with grades of up to 10.78% total rare earth oxides over 11 metres being intersected. To better map the extent of the near-surface Tardiff Lakes mineralization, which is largely overburden covered, the field crew collected 80 biogeochemistry samples to test this method for outlining near-surface rare earth mineralization: a method which has proven to be very effective in recent exploration for lithium on the Company’s Separation Rapids property in northwestern Ontario.

The Nechalacho Project is located in the traditional territory of the Akaitcho First Nations. Avalon would like to acknowledge the financial support of the Government of the Northwest Territories towards the infrastructure scoping study and the recent field program through a Mineral Incentive Grant.

Separation Rapids Lithium Project PEA

Further to the Company's news release of August 21st, 2018, in which the results of its Preliminary Economic Assessment ("PEA") were disclosed, the report entitled "Preliminary Economic Assessment for the Production of Petalite Concentrate from the Separation Rapids Lithium Deposit, Kenora, Ontario" was filed on SEDAR (www.sedar.com) on September 28th, 2018 and is available on Avalon’s website (http://avalonadvancedmaterials.com/_resources/reports/AVL-SeparationRapids-PEA2018.pdf). In accordance with the regulations under NI 43-101, it is noted that the PEA must be considered preliminary in nature, as it includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

The technical information included in this news release has been reviewed and approved by the Company’s Vice President, Exploration, Dr. William Mercer, P. Geo (Ont), who is a Qualified Person under NI 43-101.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS to production, while continuing to advance its Nechalacho Rare Earths asset. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO, at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to statements about the expecting timing of the approval of the lease application, that analytical results are expected in early November, that the Company is investigating the possibility of developing Nechalacho as a near-term, small-scale producer of Nd-Pr rich concentrates, and that this may have significant advantages over the already approved project from an environmental and cost standpoint, that Avalon intends to update the resource estimate for rare earths and develop a new resource model for lithium in two deposits, that further work would include metallurgical testing on recovery of rare earths from bastnaesite. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.